[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

April 6, 2009

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549-0308

Attention: Thomas Kluck, Branch Chief

RE:	Government Properties Income Trust
Registration Statement on Form S-11
File No. 333-157455
Filed February 20, 2009

Dear Mr. Kluck:

On behalf of Government Properties Income Trust (the “Company”) , we are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 20, 2009 (the “Comment Letter”), in connection with the above-captioned registration statement.  Amendment No. 1 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this response.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Registration Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

General

1.             It is unclear from your filing if the properties were contributed to you, if you borrowed $250 million under the credit facility, and if you distributed $233 million to HRPT as of the date of your filing.  Per your unaudited pro forma financial statements, it does not appear that these transactions have occurred.

However, your statement herein appears to indicate that these transactions have occurred as of the filing date.  Please revise your filing to indicate when these transactions occurred.  If these transactions have not occurred, please revise your filing to that effect.

Company Response:  The contribution of the properties to the Company, the borrowing by the Company of $250 million under the credit facility and the distribution of $250 million by the Company to HRPT have not yet occurred, but will have occurred prior to the roadshow, pricing of the offering and the execution of the purchase agreement with the underwriters.  The prospectus included in the Registration Statement is subject to completion and is intended to speak as of its date.  Were the Company to revise the Registration Statement now to speak of these transactions as “to be completed,” it would need to file a further amendment before the roadshow to describe these transactions as completed.

Summary, page 1 of the registration statement filed February 20, 2009

2.             We note the disclosure on page 5 that under your management agreement with RMR, you and RMR “will” make several acknowledgements.  Please revise to clarify why such acknowledgements have not yet been made.

Company Response:  The Company will enter into the management agreements with RMR upon closing of the offering.  The Company has revised the Registration Statement on page 5 in response to the Staff’s comment.

Summary Financial and Pro Forma Financial Information

Other Information, page 8 of the registration statement filed February 20, 2009

3.             It appears that EBITDA is used as a performance measure and that you have excluded interest expense without demonstrating the usefulness of excluding this recurring item.  Please explain to us how you considered the need to provide the disclosures in Item 10(e) of Regulations S-K and question 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this measure.

Company Response:  The Company believes that the disclosure of EBITDA, by excluding interest expense, is useful to management and investors because it facilitates a comparison of operating performance during different time periods and of operating performance among REITS.  The Company has revised its disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

4.             Please disclose that the FFO figures may not be comparable to similarly entitled items reported by other REITs that do not compute FFO in the same manner.

Company Response:  The Company has revised its disclosure on page 9 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 10 of the registration statement filed February 20, 2009

5.             Please revise the introductory paragraph to clearly disclose that all material risks are discussed in this section or remove the qualifying language.

Company Response:  The Company has revised its disclosure on page 10 of the Registration Statement in response to the Staff’s comment.

Changes in governments’ requirements for leased space may adversely affect us, page 11 of the registration statement filed February 20, 2009

6.             We note your disclosure in this risk factor and footnote 1 of your expiration of lease table on page 32 that some of your tenants are able to vacate the premises before the stated terms of the leases expire.  Please revise to present this risk as separate risk factor from the subheading it is currently under or revise the subheading to succinctly state this risk.  In order to put the risk into proper context, please revise to disclose the percentage of leases that are subject to the government’s ability to vacate the premises prior to expiration.

Company Response:  The Company has revised its disclosure on pages 11, 12 and 32 of the Registration Statement in response to the Staff’s comment.

Our business dealings with our Managing Trustees and affiliated entities may create conflicts of interest, page 15 of the registration statement filed February 20, 2009

7.             The narrative disclosure here discusses more than one risk.  For instance, each paragraph in this risk factor appears to address different risks.  Please revise to discuss each risk in a separate factor if you deem them material.

Company Response:  The Company has revised its disclosure on pages 15 and 16 of the Registration Statement in response to the Staff’s comment.

No government or governmental agency has approved or disapproved of this offering or made any recommendation regarding our shares, page 20 of the registration statement filed February 20, 2009

8.             It is not clear how this is a material risk specifically presented by you or your operations.  Please revise to discuss the risk and harm associated with this risk factor.

Company Response:  The Company has deleted this risk factor.

Use of Proceeds, page 22 of the registration statement filed February 20, 2009

9.             Considering you have disclosed elsewhere your estimated per share offering price, please revise this section to provide the amounts to be raised and used following the offering.

Company Response:  In view of the state of the capital markets, the Company plans on filing an amendment to the Registration Statement that includes the missing information closer to the time the Company will commence its roadshow for the offering.  If the estimated per Share offering price changes, the Company will revise the disclosure at such time.

Distribution Policy, page 23 of the registration statement filed February 20, 2009

10.           We note that you expect your initial distribution, on an annualized basis, to be $1.88 per share and that current estimated annual distribution exceeds your pro forma net income.  Please revise to disclose the estimated portion of your distribution that will constitute a return of capital.

Company Response:  The Company has revised its disclosure on page 23 of the Registration Statement in response to the Staff’s comment.

11.           Please disclose any material assumptions made with respect to your interest rate on your credit facility.

Company Response:  The Company has revised its disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

12.           We note your statement that the estimate of cash available for distribution does not reflect the amount of cash estimated to be used for investing activities nor the amount of cash estimated to be used for financing activities, other than the $233 million repayment of amounts owed under your credit facility.  Please note that any material expected sources and uses of cash flows from investing and financing activities, as well as operating, are required to be estimated and included in your disclosure to determine Estimated CAD.  Further, it appears that your reconciling item for capital expenditures is an investing activity.  Please revise to include material expected sources and uses of cash flows from investing and financing activities, or disclose that these sources and uses are immaterial.

Company Response:  The Company has revised its disclosure on page 23 of the Registration Statement in response to the Staff’s comment. The Company’s estimate of cash available for distribution does not take into account sources and uses of cash flows from investing or financing activities which may occur in the future but have not yet developed to the point that they can be estimated.

13.           Please revise your disclosure to include subtotals reflecting estimated cash flows from operations, investing, and financing activities.  If the estimated cash flows from investing and financing activities are insignificant, subtotals need not be included for these two captions if textual disclosure of the insignificance of these cash flows is disclosed.

Company Response:  The Company has revised its disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

14.           Please note that lease renewals for properties should not be included in your projection of Estimated CAD unless such leases had been entered into prior to the filing of your prospectus.  If applicable, please confirm to us and disclose that you have not included such amounts in your calculation of Estimated CAD.

Company Response: The Company has advised that no leases are scheduled for renewal prior to December 31, 2009.  Accordingly, no rental income or expenses have been included, but the Company did include capital expenditures for unoccupied premises and has revised the disclosure on page 25 of the Registration Statement to remove those expenditures.

15.           Please amend your filing to eliminate the disclosure of CAD per share.  Although cash available for distribution in total is acceptable, the presentation of cash available for distribution per share is not as this is a cash flow/liquidity measure.

Company Response:  The Company has revised its disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

16.           We note that you have included pro forma funds from operations within your disclosures estimating your annual cash available for distribution.  Considering that cash available for distribution is a liquidity measure, it is inappropriate to also include a performance measure such as FFO within such liquidity disclosures.  Please amend your filing to eliminate the calculation of FFO within the discussion of a liquidity measure.

Company Response:  The Company has revised its disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

Capitalization, page 26 of the registration statement filed February 20, 2009

17.           Please disclose the pro forma number of shares issued and outstanding assuming the exercise of the over allotment option.

Company Response:  The Company has revised its disclosure on page 26 of the Registration Statement in response to the Staff’s comment.

Selected Financial and Pro Forma Financial Information, page 29 of the registration statement filed February 20, 2009

18.           Please revise your filing to label your pro forma financial information as unaudited.  Please apply this comment to anywhere in your filing where you have presented pro forma financial information.

Company Response:  The Company has revised its disclosure on pages 8, 9, 24, 26, 29 and 30 of the Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis, page 31 of the registration statement filed February 20, 2009

19.           Please revise to disclose how the floating rate is determined on the credit facility referenced on page 32.

Company Response:  The Company has revised its disclosure on page 33 of the Registration Statement in response to the Staff’s comment.

Liquidity and Capital Resources, page 35 of the registration statement filed February 20, 2009

20.           Please revise to include a brief discussion of your expectations regarding the new expenses you will have to incur due to operating as a separate entity.

Company Response:  The Company has revised its disclosure on page 35 of the Registration Statement in response to the Staff’s comment.

Business, page 41 of the registration statement filed February 20, 2009

21.           We note the list of 29 properties on page 41.  Please revise to provide the disclosure requested by Item 15 (a), (e), and (g) of Form S-11 or explain why such disclosure is not required.

Company Response:  The disclosure requested by Item 15(a), (e) and (g) of Form S-11 is required for each property separately described in answer to Item 14 of Form S-11.  Instruction 2 to Item 14 of Form S-11 requires that information be furnished separately as to each property, the book value of which amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or the gross revenue from which for the last fiscal year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the registrant’s last fiscal year.  With respect to other properties the information shall be given by such classes or groups and in such detail as will reasonably convey the information required.  The Company has furnished information separately under Items 14 and 15 with respect to its properties located at 5045 East Butler Avenue, Fresno, California and 20 Massachusetts Avenue, Washington, D.C. because such properties accounted for 11.7% and 18.8%, respectively, of the Company’s pro forma rental income for the year ended December 31, 2008 (see “Properties Representing 10% or More of Rental Income” on page 47 of the Registration Statement).  None of the other properties of the Company qualified under either the book value or gross revenue tests set forth in Instruction 2 to Item 14 of Form S-11 and, as a result, no separate disclosure is required for these other properties under Item 15(a), (e) or (g).

Our History, page 45 of the registration statement filed February 20, 2009

22.           We note that you have or will acquire the 29 properties from HRPT for 9.95 million shares and $250 million.  Please revise to disclose the cost related to acquiring and improving the properties by HRPT.  Also, please revise to disclose the value of the assets you have or will receive in exchange of the noted shares and cash.

Company Response:  The Company has revised its disclosure on page 46 of the Registration Statement in response to the Staff’s comment.

Our Management Agreements, page 58 of the registration statement filed February 20, 2009

23.           Please revise to disclose the estimates of the fees, on a leveraged and unleveraged basis, receivable by RMR based on your offering amount and leverage policy.

Company Response:  The Company has revised its disclosure on pages 61-62 of the Registration Statement in response to the Staff’s comment.  The Company will include the amount of the fee estimates in an amendment to the Registration Statement filed closer to the time the Company will commence its roadshow for the offering.

24.           It appears that based on your current compensation structure with your manager, any awards you separately provide to the employees of your manager, pursuant to the incentive share award plan, should be considered compensation to the manager.  Please revise to reflect such compensation as being beneficial to your manager.

Company Response:  The Company has revised its disclosure on page 62 of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Person Transactions, page 62 of the registration statement filed February 20, 2009

25.           We note that you have a right of first refusal with HRPT for the 18 government leased properties it has retained. Please revise to clarify how the price for such purchases would be determined.

Company Response:  The Company has revised its disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

26.           Please revise to clarify if you are able to engage in purchase or sale transactions with other entities managed or affiliated with RMR, other than HRPT. If such ability exists, please revise to discuss such potential conflict and any policy or procedure in place to deal with the conflict, if presented.

Company Response:  The Company has revised its disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

27.           Please revise to discuss the conflict presented by the fact that your management fee is based on historical book value instead of actual value of the properties you currently have and will acquire. Also, clarify the incentive your manager has to acquire properties in order to increase its management fee receivable.

Company Response:  The Company has revised its disclosure on page 64 of the Registration Statement in response to the Staff’s comment.

Federal Income Tax Considerations, page 82 of the registration statement filed February 20, 2009

28.           Please revise to clarify that the disclosure here is a summary of the material federal income tax consequences.

Company Response:  The Company has revised its disclosure on page 84 of the Registration Statement in response to the Staff’s comment.

Taxation as a REIT page 83 of the registration statement filed February 20, 2009

29.           We note the disclosure here that you believe that you will be organized and will operate in a manner that will allow you to qualify as a REIT. Please note that you are not qualified to disclose the legal conclusion regarding your REIT status.  Please revise to attribute such opinion to counsel.

Company Response:  In response to this comment, the Company has (1) deleted the following sentence which appeared in the first paragraph under the caption “Taxation as a REIT”:  “Although no assurance can be given, we believe that we will be organized and will operate in a manner that will qualify us to be taxed under the Code as a REIT, and we believe that we will continue to be so organized and to so operate.” and (2) reorganized the first five paragraphs under that caption.

30.           Please note that your registration statement cannot be declared effective without the appropriate tax opinion filed as an exhibit.  As such, please revise your disclosure to reflect that such opinion has been made.  Your disclosure currently indicates that your counsel “will opine” upon your REIT qualification.

Company Response:  The Company has revised its disclosure on pages 85, 95 and 105 of the Registration Statement in response to the Staff’s comment.

31.           We note that HRPT will own about 49% of your shares after the offering. We further note that for 180 days HRPT will not sell any of your shares it currently holds. Please explain how you will satisfy condition (6) listed on page 85 in order to maintain your REIT status.

Company Response:  The Company has revised its disclosure on pages 88 of the Registration Statement in response to the Staff’s comment.

Financial Statements

Unaudited Pro Forma Financial Statements

Introduction to Unaudited Pro Forma Financial Statements, page F-2 of the registration statement filed February 20, 2009

32.           Please include a more robust discussion of the transactions, including the new credit facility obtained, the transfer of historical HRPT properties to you, the distribution payment to HRPT, and the proposed offering. Your disclosure should also include the entities involved. Refer to Rule 1 l-02(b) of Regulation S-X.

Company Response:  The Company has revised its disclosure on page F-2 of the Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Financial Statements Balance Sheet Adjustments

Adjustment C. page F-5 of the registration statement filed February 20, 2009

33.           Please disclose the nature of the $4.5 million reduction in cash and corresponding increase in other assets, net.

Company Response:  The Company has revised its disclosure on page F-5 of the Registration Statement in response to the Staff’s comment.

Adjustment D. page F-5 of the registration statement filed February 20, 2009

34.           Please include within your disclosure the impact assuming the exercise of the over allotment option here and within adjustment G.

Company Response:  The Company has revised its disclosure on pages F-5 and F-6 of the Registration Statement in response to the Staff’s comment.

Statement of Income Adjustments Adjustment F. page F-5 of the registration statement filed February 20, 2009

35.           Please revise your disclosure to include the interest rate used by management to determine the additional interest expense.  Further, as it appears the rate of the new credit facility is variable in nature based on disclosures elsewhere in the prospectus, present the effect on income of a 1/8 percent variance in such interest rate.

Company Response:  The Company has revised its disclosure on page F-6 of the Registration Statement to disclose the interest rate used to determine the additional interest expense.  The interest rate of our credit facility is calculated at a floating rate based upon LIBOR, subject to a floor. Consequently, a 1/8 percent increase or decrease in LIBOR would have no effect on our interest expense as LIBOR is currently more than 1/8 percent below the floor.

Adjustment G. page F-5 of the registration statement filed February 20, 2009

36.           Please disclose the nature of the $10.7 million reduction in interest expense.

Company Response:  The Company has revised its disclosure on page F-6 of the Registration Statement in response to the Staff’s comment.

Certain Government Properties

Combined Statements of Ownership Interest, page F-9 of the registration statement filed February 20, 2009

37.           We note you have presented net distributions within your Combined Statements of Ownership Interest and your Combined Statements of Cash Flows.  Please tell us why you believe that net presentation is appropriate.  Alternatively, revise your filing to present the gross amounts of contributions and distributions.

Company Response:  The Company has revised its disclosure on page F-12 of the Registration Statement in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies Real Estate Properties, page F-l1 of the registration statement filed February 20, 2009

38.           Please tell us and disclose in your filing how you have considered bargain renewal periods in determining the value of in-place lease intangibles and the related amortization periods.

Company Response:  We do not have any bargain renewal periods in any of the leases for our properties.

39.           Please expand your discussion of your impairment policy; specifically, please disclose that if the sum of undiscounted cash flows is less than the carrying value, you will reduce the net carrying value of the property to the present value of future cash flows, as you have disclosed on page 39.

Company Response: The Company has revised its disclosure on pages F-13 and F-14 of the Registration Statement in response to the Staff’s comment.

Government Properties Income Trust

Notes to Balance Sheet

Note 1. Organization, page F-22 of the registration statement filed February 20, 2009

40.           Please revise your filing to disclose the initial $5 million contribution by HRPT.

Company Response:  The Company has revised its disclosure on page F-23 of the Registration Statement in response to the Staff’s comment.

41.           Please revise your filing to disclose the fiscal year-end that you have adopted.

Company Response:  The Company has revised its disclosure on page F-23 of the Registration Statement in response to the Staff’s comment.

Note 2. Summary of Significant Accounting Policies, page F-22 of the registration statement filed February 20, 2009

42.           Please tell us how you have complied with APB 22, or tell us how you determined it was not necessary to include a cash policy note.

Company Response: The Company has revised its disclosure on page F-23 of the Registration Statement in response to the Staff’s comment.

Other Assets, page F-22 of the registration statement filed February 20, 2009

43.           Please tell us and disclose in your filing the nature of these capitalized costs and why such costs qualify for capitalization, as well as how you will amortize these costs.

Company Response: The Company has revised its disclosure on page F-23 of the Registration Statement in response to the Staff’s comment.

Exhibits

44.           Please file the legal and tax opinions with the next amendment or provide a draft opinion for us to review.  Also, please file the management and transaction agreements.  We must review those exhibits before we declare the registration statement effective and we may have additional comments.

Company Response:  Drafts of the legal and tax opinions are being delivered to Staff supplementally.  These opinions will be delivered to the Company and filed as exhibits to an amendment of the Registration Statement filed prior to effectiveness.  The management and transaction agreements have been filed as exhibits to Amendment No. 1 to the Registration Statement.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

Enclosures